Filed pursuant to Rule 433

Registration No. 333-275898

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES J

$1,250,000,000

5.069% SENIOR FIXED RATE/FLOATING RATE NOTES, DUE JULY 23, 2027

FINAL TERM SHEET

DATED JULY 15, 2024

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	5.069% Senior Fixed Rate/Floating Rate Notes, due July 23, 2027 (the “Notes”)

Principal Amount:	$1,250,000,000

Issue Price:	100.000%

Trade Date:	July 15, 2024

Settlement Date (T+6)[1]:	July 23, 2024

Maturity Date:	July 23, 2027

Fixed Rate Period:	From, and including July 23, 2024, to, but excluding, July 23, 2026.

Floating Rate Period:	From, and including July 23, 2026, to, but excluding, the Maturity Date.

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	With respect to the Fixed Rate Period, 5.069%. With respect to the Floating Rate Period, the Base Rate plus 79 bps payable and reset quarterly.

Treasury Benchmark:	4.625% UST due June 30, 2026

Treasury Benchmark Price:	100-11

Treasury Yield:	4.439%

Re-offer Spread to Treasury Benchmark:	T + 63 bps

Re-Offer Yield:	5.069%

1 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than one business day after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than one business day prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in six business days (T+6), to specify alternative settlement arrangements to prevent a failed settlement.

Base Rate:	USD Compounded SOFR Index Rate

Fees:	0.10%

Interest Payment Dates:

With respect to the Fixed Rate Period, semi-annually, on each July 23 and January 23, beginning January 23, 2025 and ending July 23, 2026.

With respect to the Floating Rate Period, quarterly on October 23, 2026, January 23, 2027, April 23, 2027 and the Maturity Date.

Interest Period:	From and including each Interest Payment Date (or, in the case of the first Interest Period, from July 23, 2024) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the redemption date or the Maturity Date).

Observation Period:	In respect of each Interest Period during the Floating Rate Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

Payment Convention:	For Interest Periods with respect to the Fixed Rate Period, following business day, unadjusted.
For Interest Periods with respect to the Floating Rate Period, modified following business day, adjusted.

Interest Payment Determination Date:	With respect to an Interest Period during the Floating Rate Period, the date that is two U.S. Government Securities Business Days preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

Business Days:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count Fraction:	30/360 with respect to the Fixed Rate Period. Actual/360 with respect to the Floating Rate Period.

Listing:	None

Optional Make-Whole Redemption:	The Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time prior to July 23, 2026 (the date that is one year prior to the Maturity Date), at a redemption price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on July 23, 2027) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 10 basis points less (b) interest accrued on those notes to the redemption date; and (2) 100% of the principal amount of the notes to be redeemed; plus, in either case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date. Notice of any redemption will be mailed (or otherwise transmitted in accordance with the depositary’s procedures) not less than 5 days nor more than 30 days before the redemption date to each holder of notes to be redeemed.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Issuer in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Issuer after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Issuer shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the maturity date of the notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the maturity date of the notes on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Issuer shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date of the notes, as applicable. If there is no United States Treasury security maturing on the maturity date of the notes but there are two or more United States Treasury securities with a maturity date equally distant from the maturity date of the notes, one with a maturity date preceding the maturity date of the notes and one with a maturity date following the maturity date of the notes, the Issuer shall select the United States Treasury security with a maturity date preceding the maturity date of the notes. If there are two or more United States Treasury securities maturing on the maturity date of the notes or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Issuer shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Issuer’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Optional Par Call Redemption:	The Issuer may redeem the notes at its option (i) in whole, but not in part, on July 23, 2026 (the date that is one year prior to the Maturity Date) or (ii) in whole or in part, at any time and from time to time on or after June 23, 2027 (the date that is 30-days prior to the Maturity Date), at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. Notice of any redemption will be mailed (or otherwise transmitted in accordance with the depositary’s procedures) not less than 5 days nor more than 30 days before the redemption date to each holder of notes to be redeemed.

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	78016HZX1 / US78016HZX15

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC ANZ Securities, Inc. KeyBanc Capital Markets Inc. NatWest Markets Securities Inc. Santander US Capital Markets LLC

Co-Managers:

Capital One Securities, Inc.

Comerica Securities, Inc.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Independence Point Securities LLC

MFR Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Wells Fargo Securities, LLC toll free at 1-800-645-3751, ANZ Securities, Inc. collect at 1-212-801-9171, KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, NatWest Markets Securities Inc. toll free at 1-800-231-5380 or Santander US Capital Markets LLC toll free at 1-855-403-3636.